FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of October 2005
                             14 October, 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Bond Issue released on
                14 October, 2005








                                                            14th October 2005


                                Bond Issue

British Sky Broadcasting Group plc today announced a private placement with institutional investors to raise net proceeds of approximately GBP1,013 million from the issuance of guaranteed notes (the "Notes"). The Notes will be issued by BSkyB Finance UK plc and will be guaranteed by British Sky Broadcasting Group plc, British Sky Broadcasting Limited and Sky Subscribers Services Limited. The Notes to be issued consist of (i) US $750 million aggregate principal amount of Notes paying 5.625% interest and maturing on 15 October 2015, (ii) US $350 million aggregate principal amount of Notes paying 6.500% interest and maturing on 15 October 2035 and (iii) GBP400 million aggregate principal amount of Notes paying 5.750% interest and maturing on 20 October 2017. It is expected that the net proceeds of the offering will be used for general corporate purposes, for the refinancing of maturing debt and to extend the maturity profile of the group's debt. In addition, the group may use the proceeds of the offering for acquisitions of businesses and/or assets in support of its strategy, including in relation to content, technology and distribution. The offering is expected to close on or about 20 October 2005.

The Notes and the guarantees appertaining thereto will not be and have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Notes. Any offer of the notes will be made only by means of a private offering memorandum.


 SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 14 October, 2005                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary